UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-5224

Stanley Account Value Plan

(Full title of the plan)

The Stanley Works

1000 Stanley Drive
                New Britain, Connecticut 06053

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Account Value Plan

Years ended December 31, 2005 and 2004

Stanley Account Value Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of The Board of Directors

The Stanley Works:

We have audited the accompanying statement of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

\s\ Fiondella Milone & LaSaracina LLP
Glastonbury, Connecticut
June 20, 2006

Stanley Account Value Plan
Statement of Net Assets Available for Benefits

December 31, 2005

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
34,673 shares (cost $1,672,626)	$1,665,691					$1,665,691
4,485,721 shares (cost $113,772,743)	215,494,037					215,494,037
5,858,314 shares (cost $108,249,651)				$281,431,531		281,431,531
Short-term investments and other (cost $5,915,781)	5,910,555		$4,834	392		5,915,781
Mutual Funds (cost $147,248,717)			63,887,441		$98,035,706	$161,923,147
	$223,070,283		$63,892,275	$281,431,923	98,035,706	666,430,187
Cash	650,777					650,777
Dividends and interest receivable	12,391			198		12,589
Contribution receivable from employer	—		10,528,242			10,528,242
Contribution receivable from participants	531,458				1,164,535	1,695,993
Loans to participants		$8,888,568				8,888,568
	224,264,909	8,888,568	74,420,517	281,432,121	99,200,241	688,206,356
Liabilities
Debt				159,776,611		159,776,611
Excess contributions payable					14,157	14,157
Accounts payable	28,097	—	72,563		147,052	247,712
	28,097	—	72,563	159,776,611	161,209	160,038,480
Net assets available for benefits	$224,236,812	$8,888,568	$74,347,954	$121,655,510	$99,039,032	$528,167,876

See accompanying notes.

Stanley Account Value Plan
Statement of Net Assets Available for Benefits

December 31, 2004

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works Common Stock:
36,089 shares (cost $1,715,310)	$1,768,000					$1,768,000
4,676,915 shares (cost $109,137,239)	229,291,669					229,291,669
6,275,897 shares (cost $115,700,174)				$307,455,851		307,455,851
Short-term investments and other (cost $12,371,429)	7,358,373		$4,957,538	55,518		12,371,429
Mutual Funds (cost $109,697,474)			54,823,636		$64,440,347	119,263,983
	238,418,042	—	59,781,174	307,511,369	64,440,347	670,150,932
Cash	117,326					117,326
Dividends and interest receivable	8,091			167		8,258
Contribution receivable from employer			3,033,076			3,033,076
Contribution receivable from participants	491,135				904,068	1,395,203
Loans to participants		$7,976,645				7,976,645
	239,034,594	7,976,645	62,814,250	307,511,536	65,344,415	682,681,440
Liabilities
Debt				166,926,607		166,926,607
Accounts payable	17,049		29,539		37,184	83,772
	17,049	—	29,539	166,926,607	37,184	167,010,379
Net assets available for benefits	$239,017,545	$7,976,645	$62,784,711	$140,584,929	$65,307,231	$515,671,061

See accompanying notes.

Stanley Account Value Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Additions
Investment income:
Dividends	$5,179,259			$6,914,576		$12,093,835
Interest	211,387		$47,018	1,360		259,765
	5,390,646		47,018	6,915,936		12,353,600
Net appreciation (depreciation)	(4,453,543)		3,764,157	(6,234,971)	4,928,334	(1,996,023)
Employee contributions	6,556,203				28,931,064	35,487,267
Employer contribution (cash)	—		10,528,242		—	10,528,242
	7,493,306		14,339,417	680,965	33,859,398	56,373,086
Deductions
Withdrawals	(20,391,538)	(304,899)	(5,584,648)		(6,695,059)	(32,976,144)
Administrative expenses	(238,060)		(324,303)		(373,444)	(935,807)
Interest expense				(9,964,320)		(9,964,320)
	(20,629,598)	(304,899)	(5,908,951)	(9,964,320)	(7,068,503)	(43,876,271)
Interfund transfers in (out)	(1,644,441)	1,216,822	3,132,777	(9,646,064)	6,940,906	—
Net increase (decrease)	(14,780,733)	911,923	11,563,243	(18,929,419)	33,731,801	12,496,815
Net assets available for benefits at beginning of year	239,017,545	7,976,645	62,784,711	140,584,929	65,307,231	515,671,061
Net assets available for benefits at end of year	$224,236,812	$8,888,568	$74,347,954	$121,655,510	$99,039,032	$528,167,876

See accompanying notes.

Stanley Account Value Plan
Notes to Financial Statements
December 31, 2005

1.    Description of the Plan

The Stanley Account Value Plan (the ‘‘Plan’’), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its U.S. affiliates (the ‘‘Company’’). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a ‘‘leased employee’’ as defined in the Plan, is in a unit of employees listed in Part I(A) of Appendix A of the Plan, is employed by Stanley Security Solutions, Inc. as a piece worker or contract worker, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. An individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of The Stanley Works after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless the Plan is amended to provide for his or her coverage.

Each year, subject to certain additional limitations, participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant’s pre-tax contributions for a year up to a maximum matching allocation of 3-1/2% of the participant’s compensation for the year. A participant’s contributions and matching allocations are allocated to a ‘‘Choice Account.’’ Effective March 1, 2003, under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions (‘‘Catch-up Contributions’’) to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan's percentage limit. Catch-up Contributions are not eligible for matching allocations.

All participant contributions, rollover contributions and amounts transferred to the Plan in a direct transfer from another plan that are first credited to a participant’s Choice Account as of a date after June 30, 1998 may be invested as directed by the participant in one or more of the investment options made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by The Stanley Works may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts. Prior to September 2002, all participant contributions and rollover contributions first credited to a participant’s Choice Account as of a date prior to July 1, 1998, and all matching allocations credited to a participant’s Choice Account, were invested automatically in the Stanley Stock Fund (‘‘Previously Restricted Funds’’). Effective September 2002, a participant could direct the investment among the investment funds made available by the Plan administrator, including the Stanley Stock Fund, of 12.5% of the Previously Restricted Funds credited to the participant’s Choice Account as of August 6, 2002, (excluding the portion of the Previously Restricted Funds attributable to the participant’s outstanding loan balance as of August 6, 2002) that were vested on August 6, 2002 (‘‘Vested Previously Restricted Funds’’). Effective in each of the three succeeding months, a participant could direct the investment of an additional 12.5% of the Vested Previously Restricted Funds. Therefore, since December 2002, 50% of a participant’s Vested Previously Restricted Funds has been available for investment direction by the participant. After December 2002, a participant continues to have the right to direct the investment among the investment funds available under the Plan, including the Stanley Stock Fund, of 50% of the value of the Vested Previously Restricted Funds. The portion of a participant’s Choice Account attributable to Previously Restricted Funds that was not made available for investment direction by a participant by December 2002, and any matching allocations that are first credited to the participant’s Choice Account after August 6, 2002 and before January 1, 2004, are invested

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

1.    Description of the Plan (continued)

automatically in the Stanley Stock Fund and are not ordinarily subject to a participant’s direction as to investment. Effective with respect to matching allocations that are first credited to a participant’s Choice Account as of a date after December 31, 2003, the Plan has been amended to provide that 50% will be invested according to the participant’s directions with respect to his or her own contributions to the Plan. However, under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan is entitled to direct the investment of an additional portion of those funds.

The contribution allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan and for other participants under the Pension Plan for Hourly Paid Employees of The Stanley Works. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

The following investment funds are offered under the Plan for those funds in the Choice Account that are subject to participant direction:

Stanley Stock Fund – Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock is traded on the New York Stock Exchange (‘‘NYSE’’) and NYSE Arca (formerly the Pacific Stock Exchange) under the symbol SWK.

Mutual Funds

Effective January 1, 2004, State Street Global Advisors (‘‘SSgA’’) provides all mutual fund investment options in the Stanley Account Value Plan. The change was made to provide a broader range of investment choices in addition to providing continuity to participants with their existing investment selections by replacing previous mutual funds with SSgA equivalents that have similar investment goals and strategies.

Mutual Funds

SSgA S&P 500 Index Fund – Seeks to match the performance of the Standard & Poors 500 (‘‘S&P 500’’) Index. The fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts. The strategy of investing in the same stocks as the S&P 500 Index minimizes the need for trading and therefore results in lower expenses.

SSgA US Total Market Index Fund – Seeks to match the performance of the Wilshire 5000 Index. The fund invests in the same stocks as the Wilshire 5000 Index which provides broad exposure to all-cap sectors of the United States marketplace. Thus, it invests in companies of all sizes and offers full equity exposure to the United States market.

SSgA Foreign Equity Index Fund – Seeks to match closely the performance of the Morgan Stanley Capital International (‘‘MSCI’’), Europe, Australasia, Far East (‘‘EAFE’’) Index while providing daily liquidity. The fund invests in all the stocks in the MSCI, Europe, Australasia, and EAFE Index while providing daily liquidity.

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

1.    Description of the Plan (continued)

SSgA US Extended Market Index Fund – Seeks to closely match the performance of the Wilshire 4500 Index while providing daily liquidity by providing a broadly diversified index of stocks of small and medium sized companies. The fund invests in securities included in the Wilshire 5000 Index excluding those in the S&P 500 Index.

SSgA Moderate Strategic Balance Fund – Seeks to provide income from fixed securities and growth of principal from stock funds. The fund’s risk profile is moderate due to the presence of diversified stock and investment grade bond holdings. The fund has an asset allocation target of 55% equities and 45% fixed income securities. The equity portion of the fund targets 35% large cap stocks, 10% mid and small cap stocks and 10% international stocks.

SSgA Conservative Strategic Balance Fund – Seeks to provide income from fixed securities and some growth of principal from stock funds. The fund’s risk profile is somewhat conservative due to an emphasis on investment grade bond holdings. The fund has an asset allocation target of 25% equities and 75% fixed income securities. The equity portion of the fund targets 15% large cap stocks, 5% mid and small cap stocks and 5% international stocks.

SSgA Aggressive Strategic Balance Fund – Seeks to provide growth of principal from stock funds and some income from investment grade fixed income securities. The fund’s risk profile is somewhat aggressive due to its emphasis on stock holdings. The fund has an asset allocation target of 85% equities and 15% fixed income securities. The equity portion of the fund targets 55% large cap stocks, 15% mid and small cap stocks and 15% international stocks.

SSgA Bond Market Index Fund – Seeks to match the returns of the Lehman Brothers Aggregate Bond Index. The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in a diversified portfolio that is representative of the broad domestic bond market.

SSgA Stable Value Fund – Seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market value fluctuations. The fund is comprised of high quality investment contracts issued by insurance companies, banks, and other financial institutions, as well as short-term investment products.

Cornerstone Fund

In 1998, the Plan was amended to provide separate allocations for eligible participants. Under this arrangement, eligible participants currently receive annual allocations to Cornerstone Accounts of 3%, 5% or 9% of compensation depending upon age. A participant is not eligible for these separate allocations (‘‘Cornerstone Account allocations’’) if he or she is covered under a collective bargaining agreement, eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works, an employee of Stanley Security Solutions, Inc. at any of the following divisions: Best Access Systems, Senior Technologies, Integrator, Intivid US, ISR Solutions, Safemasters or Stanley Systems Integration, an employee of Contact East, Inc. (other than an employee of Contact East, Inc. who was employed by Jensen Tools, Inc. on December 29, 2001), an employee with Stanley Tools at Watseka or Bradley, Illinois, an employee with Stanley Tools whose primary duties are to provide sales and technical support services to Stanley Tools with respect to its leveling, aligning and plumbing devices product line, or an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004, an employee with Stanley Access Technologies at Dallas, Texas, Corland, New York, or San Diego, California, or an employee of Sargent & Greenleaf, Inc. Effective June 1, 2001, additional Cornerstone Account allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

1.    Description of the Plan (continued)

may be made to Cornerstone Accounts in a particular year for designated groups of participants. Assets of the Cornerstone Fund are invested in professionally managed diversified investment funds (predominantly SSgA US Total Market Index Fund, and SSgA TIPS — U.S Treasury Inflation Protected Bonds), and these assets are not ordinarily subject to investment direction by participants.

Distributions and Vesting

Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 5 years of service with no vesting in the Cornerstone Account allocations before completion of 5 years of service. However, due to the partial termination status of the Plan in 2004, any participant who terminated employment during 2004 was vested in 100% of the value of any matching allocations and/or Cornerstone Allocations made on his/her behalf, regardless of length of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company’s Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, from the Stanley Stock Fund, Cornerstone Fund, and Mutual Funds, as applicable to the participant’s distribution.

Effective January 26, 2003, during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant's interest in the Stanley Stock Fund.

During active employment, subject to financial hardship rules or attainment of age 59-1/2 participants may withdraw a portion of the vested amounts in their Choice Accounts. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant’s Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another plan sponsored by a business that was acquired by the Company (‘‘acquired plan’’) may, under circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account.

Loan Fund

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. A participant may not have more than one loan outstanding at any time, except to the extend that, after the participant has taken a loan from the Plan, one or more

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

1.    Description of the Plan (continued)

loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an acquired plan. However, if a loan that was in default under an acquired plan is transferred to the Plan and no other loans are transferred to the Plan from the acquired plan, the participant whose behalf the defaulted loan is transferred to the Plan may have one loan outstanding from the Plan in addition to the transferred defaulted loan. The amount of a participant’s transferred defaulted loan that has not been repaid or offset upon a distributable event with respect to such a participant, including the interest that accrues thereon, is treated as an outstanding loan for purposes of determining the maximum amount of any new loan that may be made to the participant from the Plan.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant’s account value attributable to the outstanding loan balance.

Unallocated Stanley Stock Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the ‘‘Unallocated Fund’’). Under the 1989 loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998.

Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the portion of principal and interest paid under each loan for the month. Dividends received on allocated and unallocated shares of Stanley Stock and participant and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.

The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of participant contributions, matching and Cornerstone allocations (other than allocations attributable to forfeitures or to amounts held in the temporary account (See Note 4), and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock, based on relative compensation, among the participants who are employed by the Company on the last day of the Plan year and who are not described in the third sentence under the heading ‘‘Cornerstone Fund’’ in this Note 1. There were no such excess value allocations to participants in 2005 or 2004.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will in effect be providing instructions with

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

1.    Description of the Plan (continued)

respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The Plan sponsor maintains separate accounts for participants. Such accounts are credited with a participant’s contributions, matching allocations, Cornerstone Account allocations, related gains, losses, dividend income, and the participant’s loan payments.

At December 31, 2005 and 2004, benefits payable to terminated vested participants who had requested their payments were $334,111 and $150,153, respectively.

Forfeited Accounts

As of December 31, 2005 and 2004, forfeited non-vested accounts totaled $631,135 and $37,342, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Cornerstone Account allocations.

2.    Significant Accounting Policies

Investments

The Plan is accounted for on the modified cash basis, as the carrying amounts of all investments are adjusted to fair value. The Plan investments consist predominantly of shares of Stanley Stock, mutual funds, US Treasury Inflation Protected fixed income securities, and short term investments. Stanley Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N. A. (the ‘‘Trustee’’) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2005	December 31, 2004
The Stanley Works – common stock*	$498,591,259	$538,515,520
SSgA US Total Market Index Fund*	$48,496,014	$41,311,350

*	Both participant and non-participant directed

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

2.    Significant Accounting Policies (continued)

Dividend Income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company.

Reclassifications

The Statement of Net Assets Available for Plan Benefits for the year ended December 31, 2004 reflects a reclassification between deferred debt issuance costs and net assets available for benefits related to a prepayment penalty arising when notes payable to financial institutions were refinanced in 1998 such that both years presented in the financial statements are comparable. The effect of this reclassification, which pertains to 1998, is a $2,217,913 reduction in debt issuance costs and net assets available for benefits.

3.    Debt

Debt consisted of the following at December 31:

	2005	2004
Notes payable in monthly installments to 2009 with interest at 6.07%	$5,350,763	$8,650,763
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	154,425,848	158,275,844
	$159,776,611	$166,926,607

The scheduled maturities of debt for the next five years are as follows: 2006 – $8,400,000; 2007 – $8,300,004; 2008 – $6,680,004, 2009 – $7,370,759 and 2010 – $7,899,996.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2005 and 2004, 417,583 and 435,242 shares, respectively, were released and at December 31, 2005 and 2004, 5,858,314 and 6,275,897 shares, respectively, are unallocated. Payment of the Plan’s debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such shortfall. There were no such debt service funding shortfalls in 2005 or 2004.

4.    Transactions with Parties-in-Interest

As a result of the termination and liquidation of another plan sponsored by the Company, The Stanley Works Retirement Plan (‘‘Retirement Plan’’), a portion of the surplus assets of the terminated Retirement Plan was transferred to the Stanley Account Value Plan, effective August 31, 2002, pursuant to Internal Revenue Code Section 4980(d). Such transferred assets that were not used to fund allocations under the Plan in 2002 were credited to a temporary account and, together with any investment earnings thereon, are used to fund certain allocations under the Plan no less rapidly than ratably over each of the six subsequent Plan years. During 2005, $5,004,703 was used to fund 2004 Cornerstone Account allocations, at which point the assets transferred from the Retirement Plan were entirely utilized.

Stanley Account Value Plan
Notes to Financial Statements  (continued)
December 31, 2005

4.    Transactions with Parties-in-Interest (continued)

Fees paid during 2005 and 2004 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2005 and 2004 were $935,807 and $857,249, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2,831,378 from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $13,381,023 and $12,427,878 of principal and interest payments related to such debt in 2005 and 2004, respectively. At December 31, 2005 and 2004, $154,425,848 and $158,275,844, respectively, was outstanding on such debt.

5.    Income Tax Status

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Finance and Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    Excess Contributions Payable

The Plan did not satisfy the nondiscrimination test under the Code Section 401(k)(3) for the 2005 Plan year. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $14,157 including any income attributable thereto, to highly compensated employees on March 13, 2006.

7.    Roll-over Contributions from Terminated Plans

Reflected in employee contributions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2005 are $14,392,318 of rollover contributions from terminated plans, principally from Best Access and Contact East employees. Such employees made voluntary elections to have direct wire transfers made from their previous, now terminated plans, into the Plan to effect the rollover contributions.

8.	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the unallocated fund balance as presented in the Statement of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s common stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Stanley Account Value Plan

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number-009

December 31, 2005

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
The Stanley Works*	10,378,708 shares of Common Stock; par value $2.50 per share	$223,695,020	$498,591,259
Citibank, N.A.*	Short-Term Investment Fund-Pooled Bank Fund	5,915,781	5,915,781
Mutual Funds:
State Street Global Advisor	US Total Market Index Fund	41,816,195	48,496,014
State Street Global Advisor	Stable Value Fund	30,820,292	30,820,292
State Street Global Advisor	TIPS (US Treasury Inflation Protected Securities) Fund	17,331,864	18,834,391
State Street Global Advisor	S&P 500 Index Fund	13,954,978	14,872,934
State Street Global Advisor	Aggressive Strategic Balance Fund	10,597,685	12,025,893
State Street Global Advisor	US Extended Market Index Fund	9,560,012	11,414,839
State Street Global Advisor	Moderate Strategic Balance Fund	8,700,369	9,538,360
State Street Global Advisor	Foreign Equity Index Fund	8,335,297	9,375,705
State Street Global Advisor	Conservative Strategic Balance Fund	3,406,930	3,633,573
State Street Global Advisor	Bond Market Index Fund	2,706,631	2,747,363
State Street Global Advisor	CB Institutional Fund VI	18,464	163,783
Total investments		376,859,518	666,430,187
Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 4.0% to 10.5%)		8,888,568
Total		$376,859,518	$675,318,755

*	Indicates party-in-interest to the Plan.

Stanley Account Value Plan

Schedule H, 4(j) — Schedule of Reportable Transactions
EIN 06-0548860
Plan Number-009

Year ended December 31, 2005

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale
Category (iii) – Series of transactions in the same non-participant directed security in excess of 5 percent of plan assets.
The Stanley Works Common Stock	12	42	$8,296,503	$34,265,818	$24,921,808	$42,562,321	$18,236,126

(1)	Net Gain represents gross gain minus transaction costs.

There were no category (i), (ii) or (iv) reportable transactions during 2005, which represent single transactions for the same security in excess of 5 percent of plan assets, non-security transactions with the same party exceeding 5 percent, and transactions with the same party involved in an individual 5 percent transaction, respectively.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Account Value Plan
Date: June 23, 2006	By:	/s/ Mark Mathieu
Mark Mathieu
Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm